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FILED VIA EDGAR

April 20, 2020

Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, DC 20549

Re:                          Victory Variable Insurance Funds – Victory 500 Index VIP Series
File Nos.: 333–62051 and 811–8979

Dear Ms. Hardy:

On behalf of Victory Variable Insurance Funds (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post–Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N–1A (File No.: 333–62051), filed on March 9, 2020 (the “Registration Statement”).

We expect that the Registrant will file with the Commission a post–effective amendment to the Registration Statement pursuant to Rule 485(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), on or about April 24, 2020, incorporating the responses to the Staff’s comments below.

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Registration Statement.  We have attempted to accurately restate the Staff’s comments, which were provided on April 15, 2020.

When a comment specific to one section of the Registration Statement would apply to similar disclosure elsewhere in the Registration Statement, we will make the changes consistently throughout the Registration Statement, as appropriate.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

April 20, 2020

1)           General: Please note that where a comment is made in one section of the Registration Statement such comment is applicable to all similar disclosures appearing elsewhere in the Registration Statement.

Response:  The Registrant will apply changes made in response to a comment throughout the Registration Statement, as appropriate.

2)           General:  Please advise supplementally whether there will be any material repositioning associated with the change in index.  If so, the Staff may have other comments.

Response:  The Adviser anticipates that some trading will be necessary to align the Fund to its investment objective of matching the performance of the stocks composing the Victory US Large Cap 500 Index (the “Index”). However, the Adviser expects that the costs associated with repositioning the Fund’s portfolio will not be material. The Adviser estimates that the turnover from the change to the Index will be approximately eight percent.

3)           General: The Staff notes missing and bracketed information throughout the Registration Statement.  Please allow the Staff adequate time to review this information prior to effectiveness.  Please file your response to the Staff’s comments on EDGAR. Please make sure that your response includes the disclosure changes you intend to make in response to the Staff’s comments if you file it prior to your amendment.  The Fund will need to file a complete 485(a) before the Staff can accelerate effectiveness.

Response:  The Registrant acknowledges this comment and will comply with the Staff’s request.

4)           General: Per the FAST Act, please include hyperlinks to each exhibit identified in the exhibit index and any information incorporated by reference if filed on EDGAR.  See Rule 411 under the Securities Act of 1933, as amended, and Rule 0–4 under the 1940 Act.

Response:  The Registrant acknowledges this comment and will comply with the Staff’s request.

5)           General: Please reflect the Fund’s new name on EDGAR in the series and class identifiers as it still lists the “Victory S&P 500 Index VIP Series.”

Response:  The Registrant acknowledges this comment and will comply with the Staff’s request.

6)           Annual Fund Operating Expenses Table:  In footnote 1 to the Annual Fund Operating Expenses table, the second sentence states “The Adviser is permitted to

April 20, 2020

recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place….”   Please revise the disclosure to three years from the date the fee was waived or expense reimbursed unless the Registrant confirmed that it conducted a FAS 5 analysis and concluded that recoupment is not probable.  In addition, the Registrant should confirm that it provided the Fund’s auditor with the FAS 5 analysis.

Response:  The Registrant does not believe that it would be appropriate to revise the disclosure concerning recoupment of expenses as requested since the disclosure reflects the terms of the Acquiring Funds’ Expense Limitation Agreements with Victory Capital.  Moreover, the Registrant believes such language is consistent with industry practice since reimbursed or waived expenses are not considered final until fiscal year-end, rather than on the day they were actually reimbursed or waived.  This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day-to-day basis.  Thus, the Registrant may recapture amounts one day that were reimbursed or waived on an earlier day, only to have expenses meet the expense cap on the following day, requiring another reimbursement or waiver.  For the foregoing reasons, the Registrant believes it is not necessary to make this change to the footnote of the section.

The Registrant represents that, consistent with its procedures, it has conducted the FAS 5 analysis with respect to recoupment. The Registrant represents that its certifying officers have discussed this analysis and the representations contained in this response with the Fund’s independent auditors.

Further, the Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant does not believe that either condition has been met.

In order for the event to be probable and able to be estimated, net assets for the Fund would have to increase significantly and/or expenses would have to significantly decrease.  The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture as a liability.  The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable Expense Limitation Agreement.  The Registrant records this type of liability when it believes that the conditions have been met.

The Registrant represents that, consistent with its procedures, it has conducted the FAS 5 analysis with respect to recoupment. The Registrant represents that it has provided this analysis to the Fund’s independent auditors.

April 20, 2020

The Registrant notes that the Staff has previously raised similar comments related to the treatment of recoupment with respect to a post-effective amendment filed by Victory Portfolios II, an affiliate of Registrant.  The Registrant refers the Staff to letters dated March 1, 2019 and April 5, 2019, filed by Victory Portfolios II in response to the Staff’ s comments relating certain funds of that Trust as filed as EDGAR correspondence on or about those dates.  In addition, the Staff has previously raised similar comments related to the treatment of recoupment with respect to another affiliate, Victory Portfolios.   The Registrant refers the Staff to a letter dated September 6, 2017 in response to the Staff’s comments relating to the Victory Funds —Sarbanes-Oxley Review Comments, filed as EDGAR correspondence on or about September 6, 2017, and to Victory Portfolios response to the Staff’s comments, filed as EDGAR correspondence on February 14, 2019 (available here: https://www.sec.gov/Archives/edgar/data/802716/000110465919008803/filename1.htm).

7)           Example: In the opening paragraph of the Example, the second sentence states “This example assumes that you invest $10,000 in the Fund … and then sell…”  Please change “sell” to “hold or sell.”

Response: The Registrant will revise the disclosure consistent with the Staff’s request.

8)           Example: After the third sentence, which states “The example does not include the fees and charges related…,” please add “If these fees and charges were reflected, the expenses would be higher.”

Response: The Registrant will revise the disclosure consistent with the Staff’s request.

9)           Principle Investment Strategy: The last sentence of the opening paragraph says “The Index is rebalanced semi–annually.”  Please briefly describe how and when the Index is reconstituted.

Response:  The Registrant will revise the disclosure consistent with the Staff’s request.

10)   Principal Investment Strategy:  Consistent with the Fund’s fundamental policy, as stated in the SAI, to concentrate from time to time to replicate the index, please disclose whether the index is currently concentrated and if so disclose the specific industry or group of industries in which index is concentrated.   Please provide applicable disclosure in Item 9 per instruction 4 to Item 9(b)(1).  Please also disclose the policy that the Fund will be concentrated to the extent that the index is concentrated (this is now in the SAI).  Please confirm that if the Fund becomes concentrated or ceases to become concentrated in an industry or group of industries, the Fund will sticker the prospectus to discuss the risks of the particular industry or to delete such risk.

April 20, 2020

Response:  The Registrant will add disclosure in the Principal Investment Strategy section to the effect that “The Fund will be concentrated in a particular industry or group of industries to the extent that the Index is concentrated in that particular industry or group of industries.”  The Registrant notes that the Fund does not currently expect to be concentrated in any industry, but the Fund currently expects to hold investments focused in the Information Technology sector, in accordance with replicating the Index. The Registrant also will include disclosure to this effect, and will also add corresponding risk disclosure in the Principal Risks section of the prospectus.

11)   Principal Risks:  In response to Item 4, please provide large cap stock risk.

Response:  The Registrant will revise the disclosure consistent with the Staff’s request.

12)   Principal Risks – Stock Market Risk: In connection with your COVID–19 pandemic risk disclosure on page 38 of the SAI, significant market events have occurred since the Registration Statement was filed and since you provided this disclosure as a result of the pandemic.  Please consider whether the Fund’s prospectus disclosures, including risk disclosures, should be revised based on how these events are affecting equity markets.  If the Fund believes that no additional prospectus disclosure is warranted, please explain supplementally why not.

Response: The Registrant acknowledges the market changes that have occurred since the filing of the Registration Statement and will revise the disclosure consistent with the Staff’s request.

13)   Additional Fund Information: The next to last sentence in the second paragraph states: “Keep in mind that for cash management purposes…”  Please explain how this practice is consistent with the Fund’s index strategy and investor expectations as to a 500 index fund or delete the statement.

Response: The Registrant believes that holding all or a portion its assets in cash or other asset substitutes for cash management purposes is consistent with both the Fund’s strategy and investor expectations with respect to a pooled vehicle. The Registrant notes that this is an operational tool that allows the Adviser to better manage the Fund’s temporary cash needs, which include, for example, the Fund’s receipt of large subscriptions or the Fund’s obligation to meet large redemptions.  The Registrant will revise the disclosure to also include additional asset substitutes for cash management purposes, which also will allow the Fund to maintain market exposure consistent with its principal investment strategy.

14)   Additional Fund Information:  Item 9 provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information.  If the fund’s position is that it discloses everything about its principle investment

April 20, 2020

strategies in the summary, then it has not provided a summary or followed the layered disclosure regime adopted by the Commission.  See June 2014 guidance regarding mutual fund enhanced disclosure.

Response: The Registrant believes that the Fund’s disclosure is consistent with the requirements of Form N-1A and the Staff’s 2014 guidance, and is clear, concise and user-friendly.  The Registrant, however, will revise this section to incorporate additional disclosures consistent with the Staff’s comment.

15)   Additional Fund Information: Please provide disclosure of the strategy to track the index and provide information about the index, how it was created, how it is rebalanced, reconstituted, the number of securities in the index, and concentration, etc. as required by Item 9.

Response: The Registrant will revise the disclosure consistent with the Staff’s request.

16)   Additional Fund Information – Investments – U.S. Equity Securities:  Please include risk disclosure about preferred stock and convertible stock if they are principle investments; otherwise, please delete.

Response: The Registrant will delete this reference.

17)   Additional Fund Information – Investments:  You provide disclosure on page 5 of the SAI that in conjunction with rebalancing, the Victory 500 Index rules are applied to its universe of its publicly traded securities in order to determine which securities are eligible for inclusion in the Victory 500 Index.  Please describe the rules in your Item 9 disclosure.

Response: The Registrant will revise the disclosure consistent with the Staff’s request.

18)   Additional Fund Information – Risk Factors – Market Risk:  Please update for COVID–19.

Response: The Registrant will revise the disclosure consistent with the Staff’s request.

19)   Additional Fund Information – Risk Factors – Manager Risk: Please delete or explain how this risk is applicable to an index fund following an index replication strategy.

Response: The Registrant will delete this risk.

20)   Additional Fund Information – Risk Factors – Equity Risk: The last sentence states “A Fund may continue to accept new subscriptions and to make additional investments in equity securities even under general market conditions that the

April 20, 2020

fund’s investment team views as unfavorable for equity securities.”  Please explain or delete.

Response: The Registrant believes that the disclosure is appropriate.  However, the Registrant will revise the statement to include additional, clarifying enhancements that it will invest proceeds in the equity markets, regardless of market conditions, in a manner consistent with its investment strategy.

21)   Additional Fund Information – Risk Factors: Please add large cap risk.

Response: The Registrant will revise the disclosure consistent with the Staff’s request.

22)   Organization and Management of the Fund – The Investment Adviser:  In the third paragraph, please state the aggregate fee paid to the Adviser.  Include the fee waiver and expense reimbursement terms, including recoupment.

Response: The Registrant believes that the disclosure is consistent with Item 10(a)(1)(A) of Form N-1A (“For the fiscal year ended December 31, 2019, the Adviser was paid advisory fees, before waivers, at an annual rate equal to 0.25% the average daily net assets of the Fund.”)  The Registrant notes that rather than duplicating disclosure elsewhere in the Registration Statement, the disclosure refers readers to “Fund Fees and Expenses” for information about the terms of any fee waivers, expense reimbursements and recoupments.

23)   SAI – Page 1: The second paragraph states “This SAI incorporates by reference financial statements.”  Please confirm that the Registrant will get auditors’ consents for Fund financials incorporated by reference.

Response:  The Registrant confirms that it expects to receive the auditors’ consents and will include the required consents as exhibits to the post-effective amendment.

24)   SAI – Page 3, Concentration:  The second paragraph states “Municipal obligations are not considered a separate industry.”  Please clarify this explanatory note.  Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non–governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.  Please revise the note accordingly.

Response: The Registrant will include the requested explanatory note.

25)   SAI – Page 3, Concentration: The second paragraph states that the Fund “may invest in securities in excess of this limitation…”  Please add an explanatory note that this means that the Fund will be concentrated if the index itself is concentrated.

April 20, 2020

Response.  The Registrant will revise the disclosure consistent with the Staff’s request.

26)   SAI – Page 5, Rebalancing: This sentence should read “The Victory 500 Index is rebalanced semi–annually.”  Please disclose this information about rebalancing in the Item 9 disclosure.

Response:  The Registrant will include this information about rebalancing in the “Additional Fund Information” section of the prospectus in response to Item 9 of Form N-1A.

27)   SAI – Page 38, Victory 500 Index VIP Series: Please provide the last three sentences beginning with “In seeking to track the performance of the Index…” as disclosures in Item 9.

Response: The Registrant will include the last three sentences of this paragraph in response to Item 9 of Form N-1A in the “Additional Fund Information” section of the prospectus.

28)   SAI – Page 74, Financial Statements: Please hyperlink here and elsewhere all materials that are incorporated by reference.

Response:  The Registrant will include the required hyperlinks.

Should you have any additional questions concerning the filing, please call me at (212) 848–4100.

Very truly yours,

Jay G. Baris

cc:                              Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Matthew J. Kutner, Shearman & Sterling LLP